VIA EDGAR AND FEDERAL EXPRESS
Confidential
For Use of SEC Staff Only
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	L-3 Communications Holdings, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement
Filed March 15, 2010
File No. 333-46983
May 14, 2010
Dear Mr. Spirgel:
Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 30, 2010, concerning L-3 Communications Holdings, Inc.’s (the “Company”) Form 10-K filed on February 26, 2010 and Definitive Proxy Statement filed on March 15, 2010. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth your comments below in bold and our responses thereto.
Definitive Proxy Statement filed March 15, 2010 Board Composition, page 21
1.	We note your disclosure that outlines the “experience, qualifications, attributes and skills” the board of directors considered with respect to each director and nominee. However, we note that you describe the relevant skills and experiences of several of your board members on an aggregated basis. In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

     In response to the Staff’s comment, the Company will, in future filings, expand its disclosure with respect to each director to specifically discuss which aspects of the individual’s experience led the board to conclude that the person should serve as a director for the Company, as well as the other relevant qualifications, attributes or skills that were considered by the board.
Risk Management and Compensation, page 35
2.	We note your disclosure indicating that the compensation committee designed your executive compensation program to emphasize performance-based variable pay while discouraging inappropriate or excessive risk-taking. In your response letter, please tell us whether the compensation committee determined that your compensation policies are reasonably likely to have a material adverse effect on the company. Please also describe the process undertaken to reach such conclusion. See Item 402(s) of Regulation S-K.
     The Company advises the Staff that, in evaluating whether the Company’s compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on the Company, it analyzed each of its material compensation plans, including plans adopted by the Company’s subsidiaries. The Company’s chief human resources officer was primarily responsible for conducting this evaluation. In performing this evaluation, the chief human resources officer coordinated with, and received input from, other members of senior management, including representatives of the Company’s accounting, finance and legal functions. As is the case with other significant disclosure matters, the Company’s decision whether or not disclosure would be required pursuant to Item 402(s) of Regulation S-K was considered by the Company’s Real Time Disclosure Committee, which is composed of the Company’s chief financial officer, corporate controller, treasurer, chief ethics officer and head of internal audit, chief human resources officer, and the vice president and assistant general counsel whose responsibilities include SEC compliance.
     In reaching its conclusion that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, the Company considered numerous factors including, but not limited to, the following:
•	No business unit carries a significant portion of the Company’s risk profile.

•	The Company’s compensation policies and practices are not structured differently from one business unit to another in any material respect.

•	Incentive compensation expense is not a significant percentage of either the Company’s or any of its business unit’s sales. For 2009, the Company’s consolidated expenses for short-term incentives (i.e., cash bonuses) represented approximately 1% of consolidated sales, and consolidated expenses for long-term incentives (i.e., equity-based awards) represented less than 1% of consolidated sales.

•	The Company’s compensation programs do not vary significantly from the overall risk and reward structure of the Company. For example, the Company’s compensation programs are not structured to award bonuses upon the accomplishment of a particular task while the income and risk associated with such task extend over a significantly longer period of time.

•	The Company’s long-term incentive awards are intended to align the interests of the Company’s executives and key employees with those of stockholders by linking a meaningful portion of their compensation to value creation over a multi-year period (and, with respect to senior executives, by utilizing overlapping performance periods and multiple performance measures such as relative total stockholder return and growth in diluted earnings per share) to promote sustainable, long-term performance.

•	The Company’s short-term incentive awards are discretionary and are based upon a wide variety of financial and non-financial performance measures, which, in the Company’s view, reward performance without incentivizing inappropriate risk-taking.

•	The Company has policies and procedures that require compensation programs adopted at the subsidiary and business unit level to be reviewed and approved by senior corporate management to, among other things, ensure that none of the Company’s or its subsidiaries’ compensation programs encourage inappropriate risk-taking.
Annual Incentive Plan, page 40
Long-Term Incentives. page 41
3.	Expand your disclosure to provide a more thorough analysis of the factors considered by the compensation committee in determining the annual incentive and long-term incentive award for each named executive officer. For example, you state on page 42 that the compensation committee considered the “scope of responsibility of the executive relative to other participants in the long-term incentive program,” yet you do not analyze how the committee’s consideration of this factor resulted in the long-term incentive award for each officer. See Item 402(b)(2)(vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.see.gov/divisions/corpfin/cfguidance.shtml#ecd.
     The Company believes that its discussion of the annual incentive and long-term incentive awards made to each of its named executive officers is thorough and complies with the Commission’s rules relating to Compensation Discussion and Analysis (“CD&A”).

     As discussed in CD&A, in connection with determining the amount of the 2009 annual incentives paid to named executive officers, the compensation committee considered a number of factors, including the eight factors described on page 40 of the Company’s Proxy Statement. In addition, as discussed on page 41 of the Company’s Proxy Statement, the compensation committee considered the performance of each named executive officer, other than Mr. Michael T. Strianese, the Chairman, President and Chief Executive Officer, with respect to the seven or eight different categories set forth beneath each such executive’s name. With respect to Mr. Michael T. Strianese, the compensation committee considered, among other things, a written self-assessment of his accomplishments in 2009, including his accomplishments with respect to leadership, financial performance, program and operations management, research and development, growth-based initiatives, acquisitions and divestitures, and new business development. With regard to long-term incentives, the compensation committee considered the six factors discussed on page 42 of the Company’s Proxy Statement. Finally, with respect to both total cash compensation and long-term incentive awards, the compensation committee considered the factors discussed on pages 38 and 39 under the heading “Total Direct Compensation” and the benchmarking percentiles discussed on pages 41 and 42, respectively.
     While the compensation committee considered the numerous factors discussed above and the other factors described in CD&A, the compensation committee ultimately determined the actual amount of annual incentive and long-term incentive awards made to each named executive officer on the basis of its discretion and business judgment. The factors discussed in CD&A should be viewed as general considerations that the compensation committee reviewed in its evaluation of the performance of the named executive officers, rather than a “checklist” that results in a particular level of compensation. Moreover, as discussed on page 36 of the Company’s Proxy Statement, in evaluating the performance of the named executive officers in light of these numerous factors, “the Committee considers company-wide and individual performance objectives on a collective basis”. As discussed in CD&A, the compensation committee did not use any formula or pre-determined weighting, no one factor was individually material to the compensation committee’s compensation determinations and there is no direct correlation between any particular factor and the actual amount of compensation paid.
     Accordingly, while the compensation committee believes that its discussion in CD&A accurately and thoroughly describes how the compensation committee determined the amount of annual incentive and long-term incentive awards made to its named executive officers, the Company will endeavor in future filings to clarify further its description of the compensation committee’s processes.

* * * * *
As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Ralph G. D’Ambrosio
Ralph G. D’Ambrosio
Senior Vice President and Chief Financial Officer